
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 17, 2006

Mr. Pierce Onthank, Chief Executive Officer
The American Energy Group
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re: The American Energy Group, Ltd.**
> **Registration Statement on Form SB-2**
> **Filed August 4, 2006**
> **File No. 333-136312**
>
> **Form 10-KSB/A1 for Fiscal Year Ended June 30, 2005**
> **Filed August 3, 2006**
> **File No. 0-26402**
>
> **Form 10-QSB/A1 for Fiscal Quarter Ended December 31, 2005**
> **Filed August 3, 2006**
> **File No. 0-26402**

Dear Mr. Onthank:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We plan to issue additional comments on your Form SB-2 in a separate comment letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Filed August 4, 2006

General

1.   Please revise the accounting and disclosures in your registration statement as
        necessary to comply with all applicable comments written on your periodic
        reports.

2.   We note that you amended your second and third interim reports. It appears you
        may also need to correct the accounting and disclosures in your first interim
        report.

3.   It appears likely you will need to update the financial statements in your
        registration statement to comply with Item 310(g) of Regulation S-B.

Exhibits

4.   The consent of the auditor filed as Exhibit 23.1 appears to reference an incorrect
        audit report date. We see that you added a similar consent to the amended Form
        10-KSB filed on August 3, 2006. Please advise your auditors and arrange to
        obtain and file consents referencing the correct audit report date.

Form 10-KSB/A1 for the Fiscal Year Ended June 30, 2005

General

5.   Please include an explanatory note at the forepart of all amended periodic reports
        to explain the reasons you are filing the amendments; and referring readers to
        specific locations where further details are presented. Please ensure that all
        columnar information that has been changed is labeled as restated and that you
        include a note explaining the error corrections in your financial statements.

6.   We have read your response to prior comment two and your revised disclosure in
        Note 2 on page F-13, indicating that you had one remaining oil and gas property
        lease as of June 30, 2005. Please confirm that you did not own or lease any oil
        and gas properties in 2004, otherwise, expand your disclosures to discuss
        properties held during that time and the manner of their disposition.

Controls and Procedures, page 7

7.   We have read your response to prior comment five. Please revise your disclosure
        to indicate that your principal executive officers evaluated the effectiveness of
        your disclosure controls and *procedures*, rather than *proceedings*. Please also
        address this issue in your subsequent interim reports on Form 10-QSB.

Financial Statements

8.   We note that you have listed a prepaid expense receivable in the total column of
        your statements of stockholders' equity, reducing the equity balance. Please
        include a separate column for this receivable so that all columnar information
        adds to the totals depicted.

Form 10-QSB/A1 for the Fiscal Quarter Ended December 31, 2005

General

9.   Please revise the page references in your index on page 2 to accurately correspond
        to the respective Items of your document.

Common Stock, page 6

10.   We have read your response to prior comments 10 and 11 in which you indicate
        that the value of stock issued to Mr. Dean was based on the closing price of the
        stock on the date of issuance, December 6, 2005, and that the value of stock
        issued to Shareholder Intelligence Services LLC was determined based on the
        closing price of the stock on the date of agreement, January 25, 2005. Please tell
        us how you determined that these were the appropriate measurement dates
        according to the criteria in Issue 1 of EITF 96-18.

        Also tell us how you determined that valuations of shares issued to Venture
        Research LLC that were based on 90 percent of the average bid prices over the
        ten day period preceding the agreement date constituted fair value, as would be
        required under this guidance, and also represented appropriate measurement
        dates.

        Please understand that formulas utilized in determining the number of shares to be
        issued would not generally override the guidance mentioned above.

        In support of the measurement dates utilized, be sure to describe the terms of the
        arrangements that you believe imposed sufficiently large disincentives for non-
        performance, allowing you to conclude that performance was probable, given the
        guidance in footnote 3 of EITF 96-18.

<u>Form 10-QSB/A1 for the Fiscal Quarter Ended March 31, 2006</u>

<u>Controls and Procedures, page 10</u>

11.   Please comply with Item 307 of Regulation S-B, which requires that your evaluation be completed as of the end of the period covered by your annual report.

12.   Please comply with Item 308(c) of Regulation S-B which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

* * * * *

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: L. Lentini
        T. Richter

        <u>VIA FACSIMILE</u>
        James M. Hughes
        1777 N.E. Loop 410, Suite 1500
        San Antonio, Texas 78217